UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2014

TELECOM ITALIA S.p.A.
(Translation of registrant's name into English)

Piazza degli Affari 2
20123 Milan, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files
or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant
is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant
is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA GROUP: OFFER TO VIVENDI TO DEVELOP ICT AND MEDIA & ENTERTAINMENT MARKETS

THE OFFER PROVIDES FOR
−	THE MERGER OF GVT WITH AND INTO TIM PARTICIPAÇÕES, BASED ON A VALUATION OF 21,020 MILLION REAIS (7 BILLION EUROS)
−	VIVENDI BECOMING A SHAREHOLDER OF TELECOM ITALIA

Milan/Rio de Janeiro, 28 August 2014

The Boards of Directors of Telecom Italia S.p.A. (Telecom Italia) and TIM Participações (TIM) yesterday approved unanimously the presentation of a global partnership offer to the Vivendi Group (Vivendi); the offer provides for the creation of a new leading player in the ICT and Media & Entertainment sectors through the integration of the respective Brazilian operations and the entry of the French group into the capital of Telecom Italia.

The proposal values Global Village Telecom (GVT, the Brazilian Company wholly owned by Vivendi) at 21,020 million Brazilian Reais, equivalent to Euro 7 billion, and structures the combination to occur in three linked phases:

-	the initial acquisition for cash by TIM of a minority stake in GVT;
-	the merger of GVT with and into TIM;
-
Vivendi  becoming a shareholder of Telecom Italia by subscribing  to a Telecom Italia reserved capital increase. As consideration for Vivendi’s subscription, Vivendi would grant Telecom Italia (1) a portion of its interest in TIM following the combination of TIM and GVT, and (2) cash.

Upon completion of the proposed transaction,  Vivendi is expected to hold 15% of the TIM post-merger capital (which Telecom Italia will continue to control as it will retain approximately a 60% holding) and approximately 20% of the ordinary share capital of Telecom Italia (calculated on a fully diluted basis, assuming the conversion into Telecom Italia shares of the Mandatory Convertible Bonds, issued by Telecom Italia Finance S.A. in November 2013 and due November 2016, with the application of the minimum conversion ratio and subscription price of 0.83 Euros per share). The resulting offer is therefore comprised of around 24% of cash and of around 76% of  shares, offering to Vivendi a significant value upside potential.

At the TIM and Telecom Italia shareholders’ meetings, each of TIM and Telecom Italia will propose that their respective boards of directors be increased by the appointment of Vivendi’s two designees, subject to the completion of the entire transaction and Vivendi becoming a shareholder in Telecom Italia. Telecom Italia and Vivendi will enter into an appropriate shareholders agreement with respect to TIM. Vivendi will be bound by a standstill and lock-up.

The transaction does not foresee any rights issue  for Telecom Italia or accessing any other ad hoc funding sources. Instead, it is anticipated that a capital increase of TIM will occur, to which Telecom Italia intends to subscribe pro quota and the funds from which will be used by TIM in its initial acquisition of a minority stake in GVT (but receipt of such funding is not a condition to the consummation of the transaction).

The offer will be valid until September 20, 2014 and is conditioned upon the approval of the Telecom Italia Shareholders’ Meeting of the amount of the capital increase that will be reserved for Vivendi and the obtaining of regulatory and antitrust authorizations from CADE (Conselho Administrativo de Defesa Econômica) and Anatel (Agência Nacional de Telecomunicações). In the integration of two highly complementary businesses such as TIM and GVT (one mainly active in mobile telephony and the other in fixed cable connections) within a competitive market undergoing strong expansion such as Brazil, Telecom Italia expects that the proposed transaction will be favourably considered by the two Authorities.

***

The aim of the partnership is the creation of a new leading player in the ICT and Media & Entertainment sectors, which increasingly converge with each other.

The investments in fixed and mobile broadband and ultra-broadband are creating the conditions for new and alternative models for accessing M&E contents “anywhere, any time, and on any device”, which will lead to ever greater integration between the two markets. In this scenario, the Group intends to play a leading role and the partnership proposed to Vivendi is a move in this direction. The merger between TIM and GVT would create  a leading integrated operator,  benefiting from important synergies and generating significant value for all the shareholders involved.

Telecom Italia brings the knowledge of two markets (Italy and Brazil) in which it already plays a key role, thanks to distinctive assets such as a widespread customer base, advanced connectivity infrastructures and platforms supported by a 2014-2016 Industrial Plan which has clearly identified the development of ultra-broadband as a strategic priority, providing for an  investment plan  of 14 billion euros, between Italy and Brazil.

Vivendi has the capacity to make the most of these opportunities by contributing its expertise in the media and content world, as well as  its customer base and own infrastructural assets in Brazil.

***

The Telecom Italia Group, in preparing this  offer, has been advised by Citigroup, Mediobanca, BNP Paribas (TIM is supported by Banco Bradesco), and has applied the  “Brazil Procedure” approved by the Board of Directors on 6 February 2014.

The Independent Directors of Telecom Italia have been advised by Equita SIM, acting as an independent expert, and have conducted a thorough investigation into the merits and risks involved in the Company’s consummation of the transaction and the economic feasibility and substantive fairness of its conditions.

In compliance with the aforementioned procedure, in the event of reaching a definitive  agreement with the Vivendi Group an information document will be published in accordance with Consob regulations regarding major transactions with related parties (art. 5 of Consob Regulation no. 17221/2010).
***
Vivendi is leader in the contents and media area. Specifically, the Canal+ Group holds an important position in the Pay TV business and through StudioCanal, in the production, acquisition, distribution and sale of international movies and televisions series. Moreover, Universal Music Group is the world leader in the music market.

Global Village Telecom (GVT) is a Brazilian telecommunications company that offers fixed network and broadband services for consumer and business customers, and Pay TV, covering 20 of the 27 states of the Brazilian Federation, for a total of 151 cities at the end of 2013. The company has been operating since 2000, and in 2013 it achieved a turnover of 1,709 million euros and an Ebitda amounting to 707 million euros at the end of December 2013. The customer base is approximately 7.2 million at the end of December 2013.

TIM Brasil is the second mobile operator in Brazil and leader in the prepaid segment. The company has more than 73.4 million customers and a market share of 27.9%, with an annual turnover of around 7 billion euros. It is controlled by the local subholding Tim Brasil S.A. with a share of approximately 66.7% and is listed on the Novo Mercado, the segment of the Brazilian Stock Exchange reserved for companies with the highest standard of corporate governance.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations
*** TIM Participações S.A. Press Relation +55 011 558,115 http://www.tim.com.br/sp/sobre-a-tim/sala-de-imprensa Investor Relations
+55 21 41093360
http://www.tim.com.br/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2014-2016 period;
2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;
3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;
4.	the impact of political developments in Italy and other countries in which we operate;
5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;
6.
our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;
8.	our ability to successfully achieve our debt reduction and other targets;
9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;
10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;
11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;
12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;
13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;
14.	our ability to manage and reduce costs;
15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and
16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2014

TELECOM ITALIA S.p.A.
BY: /s/ Riccardo Amerigo Pettazzi
Riccardo Amerigo Pettazzi
Company Manager